May 7, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction

100 F Street, NE
Washington, DC 20549

Re:	RF Acquisition Corp II Amendment No. 1 to Registration Statement on Form S-1 Filed April 15, 2024 File No. 333-277810

Ladies and Gentlemen:

On behalf of our client, RF Acquisition Corp II (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated May 7, 2024, relating to the Company’s Amendment No. 1 to Registration Statement on Form S-1, filed via EDGAR on April 15, 2024 and referenced by File No. 333-277810 (the “Registration Statement”).

The Company is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Amendment No. 1 to Registration Statement on Form S-1 filed on April 15, 2024

General

1.	We note that section 54 of the amended and restated memorandum and articles of association (Exhibit 3.2) and section 7.3 of the rights agreement (Exhibit 4.4) include exclusive forum provisions. Please add risk factor disclosure to address your exclusive forum provisions or advise us as appropriate.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 81 and 83 to address the Staff’s comment.

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If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship
Michael J. Blankenship